UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response 11

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___________)

Endwave Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29264A206

(CUSIP Number)

Ellyn Roberts, Esq.

Shartsis Friese LLP

One Maritime Plaza, 18th Floor

San Francisco, CA 94111
415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2005*

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* See response to Item 4.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Wood River Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X

(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 4,289,018
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,289,018

11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,289,018

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 39.8

14. Type of Reporting Person (See Instructions) IA, OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Wood River Associates, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X

(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 4,289,018
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,289,018

11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,289,018

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 39.8

14. Type of Reporting Person (See Instructions) HC, OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

John H. Whittier

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 4,289,018
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,289,018

11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,289,018

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 39.8

14. Type of Reporting Person (See Instructions) HC, IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Wood River Partners, LP

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,451,042
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,451,042

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,451,042

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 22.7

14. Type of Reporting Person (See Instructions) PN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Wood River Partners Offshore, Ltd.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) _____
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,837,976
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,837,976

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,837,976

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 17.1

14. Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Endwave Corporation (the "Issuer"). The principal executive office of the Issuer is located at 776 Palomar Avenue, Sunnyvale, CA 94085.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Wood River Capital Management, LLC (the "Adviser"),
Wood River Associates, L.L.C. (the "General Partner")
John H. Whittier,
Wood River Partners, LP (the "Partnership"), and
Wood River Partners Offshore, Ltd. (the "Offshore Fund"),
(collectively, the "Filers").

(b) The business address of the Filers, except for the Offshore Fund, is
100 S. Leadville, 3rd Floor, Box 7050, Ketchum, Idaho 83340

The business address of the Offshore Fund is c/o Campbell's Corporate Services, P.O. Box 268GT, Scotiabank Building, Georgetown, Grand Cayman, Cayman Islands.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

The Adviser is an investment adviser and is the investment adviser to the Partnership and the Offshore Fund. The General Partner is the general partner of the Partnership. Mr. Whittier is the controlling owner and manager of the Adviser and the General Partner.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each filer's citizenship or jurisdiction of organization is shown on its cover page.

Item 3. Source and Amount of Funds or Other Consideration

See the Filers' response to Item 4.

Item 4. Purpose of Transaction

The Filers acquired the Stock for investment purposes. They acknowledge that this Schedule 13D is incomplete. Nonetheless, they are filing now to avoid further delay in disclosing the amount of Stock that each of them currently holds. The Filers will amend this Schedule 13D as soon as is practically possible to disclose, among other potential matters, the source and amount of funds used to purchase the Stock and the transactions required to be reported in Item 5.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

(a), (b), (d) Each Filer's current holdings of the Stock is reflected on that Filer's cover page. The Adviser is an investment adviser with the power to invest in, vote and dispose of the Stock on behalf of its clients. Its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. Mr. Whittier is the controlling owner and manager of the Adviser and the General Partner. The Adviser, the General Partner and Mr. Whittier share beneficial ownership of the Stock held in client accounts.

(c) See the Filers' response to Item 4.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

The General Partner is the general partner of the Partnership, pursuant the Partnership's agreement of limited partnership. The Adviser is the investment adviser to the Partnership and the Offshore Fund pursuant to their investment advisory agreements. Those agreements give the Adviser the authority, among other things, to invest the funds of the Partnership and the Offshore Fund in the Stock, to vote and dispose of Stock and to file this statement on their behalf. Pursuant to the Partnership's agreement of limited partnership and the Adviser's investment advisory agreement with the Offshore Fund, the Adviser and the General Partner are entitled to allocations based on assets under management and realized and unrealized gains from the Partnership.

Mr. Whittier, the General Partner and the Adviser are filing this Schedule 13D jointly and constitute a group, within the meaning of Rule 13d-5(b) under the Act, but disclaim membership in a group with any other person. Each of the Partnership and the Offshore Fund is filing this Schedule 13D jointly with the other Filers, but not as a member of a group, and each expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of the Partnership or the Offshore Fund should not be construed as an admission that either of them is, and each of them disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the 1934 Act, of any of the securities covered by this Schedule 13D.

Item 7. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2005

Wood River Capital Management, LLC By: John H. Whittier Manager	Wood River Partners, LP By: Wood River Capital Management, LLC General Partner By: John H. Whittier Manager
Wood River Associates, L.L.C. By: John H. Whittier Manager	Wood River Partners Offshore, Ltd. By: John H. Whittier Director
John H. Whittier

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Endwave Corporation. For that purpose, the undersigned hereby constitute and appoint Wood River Management, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: October 7, 2005

Wood River Capital Management, LLC By: John H. Whittier Manager	Wood River Partners, LP By: Wood River Capital Management, LLC General Partner By: John H. Whittier Manager
Wood River Capital Associates, L.L.C. By: John H. Whittier Manager	Wood River Partners Offshore, Ltd. By: John H. Whittier Director
John H. Whittier